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                                                          SEC FILE NUMBER
                                                             001-31254
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                                                            CUSIP NUMBER
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
             [ ] Form 10-Q   [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended: June 30, 2006

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________

  Read attached instruction sheet before preparing form. Please print or type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

The BISYS Group, Inc.
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

105 Eisenhower Parkway
Address of Principal Executive Office (Street and Number)

Roseland, New Jersey 07068
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
[ ] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company requires additional time to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2006 (the "Fiscal 2006 Form 10-K") in order for
(i) the Company to complete the preparation of its consolidated financial statements which will be included in the Fiscal 2006 Form 10-K, and (ii) the Company's management to complete its assessment of the Company's internal control over financial reporting as of June 30, 2006 in accordance with Section 404 of the Sarbanes-Oxley

Act of 2002. The primary reason for the Company's inability to timely file its Fiscal 2006 Form 10-K is that the filing of the Company's Annual Report on Form 10-K for the year ended June 30, 2005 (the "Fiscal 2005 Form 10-K") was delayed until April 26, 2006. As a result, the Company's Quarterly Reports on Form 10-Q for the periods ended September 30, 2005, December 31, 2005 and March 31, 2006 were also delayed. Prior to the August 30, 2006 filing of the Company's Quarterly Report on Form 10-Q for the third quarter of fiscal 2006, the Company's management and accounting staff had been diligently working to complete the delinquent SEC reports. These delays have adversely affected the ability of the Company to complete its consolidated financial statements for the fiscal year ended June 30, 2006 and the testing of processes, systems and controls required under Section 404 of the Sarbanes-Oxley Act. The filing delays have also adversely affected the remediation of the Company's previously identified material weaknesses in its internal control over financial reporting, which are described in Item 9A of the Company's Annual Report on Fiscal 2005 Form 10-K. The Company has taken steps to strengthen its internal controls over financial reporting; however, given the nature and significance of the identified material weaknesses, the Company acknowledges that it is unlikely that all of the material weaknesses will be fully remediated in advance of the Company's fiscal 2006 annual assessment of the effectiveness of its internal control over financial reporting.

The Company is endeavoring to complete its Fiscal 2006 Form 10-K as soon as is practicable, but will not be in a position to file the report by September 28, 2006, the end of the extension period. The Company does not expect that the filing will be made before late October 2006. As previously announced, the Company appointed Robert Casale as its interim President and Chief Executive Officer effective September 5, 2006. The Company believes that the filing delay will enable Mr. Casale to review the financial statements and related disclosures included in the report for purposes of providing the required certifications under the Sarbanes-Oxley Act.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bruce D. Dalziel       973            461-2500
          (Name)        (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                        Yes [X]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                   Yes [X]   No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's Fiscal 2005 Form 10-K reflected the Education Services business, which was sold in April 2005, as a discontinued operation. In addition, the Company's Information Services business will be reflected as a discontinued operation for all periods in its Fiscal 2006 Form 10-K, based on the March 3, 2006 sale. The Company has not yet completed the preparation of its financial statements for the full fiscal 2006 year, but does not expect results of operations for continuing operations to significantly differ from previous year's results.

                              The BISYS Group, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date September  14, 2006                By /s/ Bruce Dalziel
                                           -------------------------------------
                                           Bruce D. Dalziel
                                           Executive Vice President and Chief
                                           Financial Officer


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